TRUST FOR ADVISED PORTFOLIOS
AMENDED AND RESTATED
OPERATING EXPENSES LIMITATION AGREEMENT

THIS AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT (“Agreement”) is effective as of the 30th day of November, 2016 by and between Trust for Advised Portfolios, a Delaware statutory trust (hereinafter called the “Trust”), on behalf of the series of the Trust listed on Schedule A, which may be amended from time to time (each a “Fund” or collectively “Funds”), and Soundwatch Capital, LLC, a New York limited liability company (hereinafter called the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the 26th day of May, 2016, (the “Investment Advisory Agreement”); and

WHEREAS, the Fund, and each of its respective classes, is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit each class of the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each class’ respective average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of a class of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to that class of the Fund, on a monthly basis, the excess expense within thirty (30) calendar days, or such other period as determined by the Board of Trustees of the Trust, of being notified that an excess expense payment is due.   In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than thirty (30) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any shareholder servicing fees pursuant to a Shareholder Servicing Plan,  any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, portfolio transaction expenses, interest expense and dividends paid on short sales or extraordinary expenses such as litigation.

Operating Expenses Limitation Agreement Soundwatch

3. REIMBURSEMENT OF FEES AND EXPENSES. Subject to review by the Board of Trustees of the Trust, the Adviser has the right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement for the periods set forth in Appendix A provided that the Operating Expenses, including the reimbursement, do not exceed the Annual Limits for the current year.

4. TERM. This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for a period of not less than one year, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate with respect to a Fund if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

9. NOTICES. Any notice required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service, or three days after sent by registered or certified mail, postage prepaid, return receipt requested, or on the date sent and confirmed received by facsimile transmission to the other parties’ respective addresses as set forth below:

Adviser:	TAP:
Soundwatch Capital, LLC 485 Madison Avenue, 7th Floor New York, NY 10022	U.S. Bancorp Fund Services, LLC Attn: Trust for Advised Portfolios 615 E. Michigan Street, Fund Administration Milwaukee, WI 53202

Operating Expenses Limitation Agreement Soundwatch

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

TRUST FOR ADVISED PORTFOLIOS on behalf of the series listed on Appendix A	Soundwatch Capital, llc

By: /s/ Christopher E. Kashmerick	By: /s/ Robert Hammer
Name: Christopher E. Kashmerick	Name: Robert Hammer
Title: President	Title: CEO

Approved by the Board of Trustees: May 27, 2016 and amended November 8, 2016.

Operating Expenses Limitation Agreement Soundwatch

Appendix A
to the Amended and Restated
OPERATING EXPENSES LIMITATION AGREEMENT

Series of Trust for Advised Portfolios	Class	Annual Operating Expense Limit as a Percentage of Average Daily Net Assets
Soundwatch Core Hedged Equity Fund	Institutional	0.95%

Soundwatch Enhanced Income Fund	Institutional	0.95%

TRUST FOR ADVISED PORTFOLIOS	SOUNDWATCH CAPITAL, LLC

By: /s/ Christopher E. Kashmerick	By: /s/ Robert Hammer
Name: Christopher E. Kashmerick	Name: Robert Hammer
Title: President	Title: CEO

Approved by the Board of Trustees: May 27, 2015; amended November 8, 2016 and February 22, 2017.

Operating Expenses Limitation Agreement - Appendix A